Financial Statements and Supplemental Information

Boston Partners Securities, L.L.C. (a Limited Liability Company)

As of and for the Year Ended December 31, 2025

(SEC I.D. No.8-15648)

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Financial Statements and Supplemental Information

As of and for the Year Ended December 31, 2025

Contents

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-015648

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Boston Partners Securities, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Beacon Street, 30th FL
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Kimball	212-908-9728	mkimball@bostonpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

Six Cricket Square	George Town	Grand Cayman	KY1-1106
(Address)	(City)	(State)	(Zip Code)

06/10/2004	1323
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kimball _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Boston Partners Securities, L.L.C. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Financial Officer _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
P.O. Box 493
SIX Cricket Square
Grand Cayman KY1-1106
Cayman Islands
Tel +1 345 949 4800
Fax +1 345 949 7164
Web   www.kpmg.com/ky

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged with Governance
Boston Partners Securities, L.L.C.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Boston Partners Securities, L.L.C. (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



KPMG LLP

We have served as the Company's auditor since 2022.

George Town, Cayman Islands
February 26, 2026

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2025

Assets

Cash	$12,272,719
Prepaid expenses	107,523
Receivable from Parent, net	269,410
Deferred tax assets	25,416
Total assets	$12,675,068

Liabilities and Member's Equity

Sales commissions payable	$1,823,936
Other liabilities	117,329
Total liabilities	$1,941,265
Member's equity	10,733,803
Total liabilities and member's equity	$ 12,675,068

See accompanying notes to the financial statements.

(a Limited Liability Company)

Statement of Operations

Year Ended December 31, 2025

Revenue	
Placement fees	$ 4,416,836
Total revenue	4,416,836
Expenses	
Sales commissions	$ 2,797,408
Administrative services costs	600,158
Regulatory and exchange fees	148,968
Other expenses	126,660
Total expenses	3,673,194
Other Income	
Interest income	$ 262,012
Total other income	262,012
Income before income tax expense	1,005,654
Income tax expense	325,596
Net income	$ 680,058

See accompanying notes to the financial statements.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Statement of Changes in Member's Equity

Year Ended December 31, 2025

Member's equity at December 31, 2024	$ 10,053,745
Net income	680,058
Member's equity at December 31, 2025	$ 10,733,803

See accompanying notes to the financial statements.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Statement of Cash Flows

Year Ended December 31, 2025

Cash flows from operating activities	
Net income	$ 680,058
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax expense	1,619
Net change in operating assets and liabilities:	
Increase in receivable from Parent	(39,537)
Increase in prepaid expenses	(1,322)
Increase in sales commissions payable	857,858
Increase in other liabilities	1,747
Net cash provided by operating activities	1,500,423
Net increase in cash	1,500,423
Cash at beginning of year	10,772,296
Cash at end of year	$ 12,272,719
Supplemental disclosure of cash flow information	
Cash paid for:	
Income taxes (settled through intercompany accounts)	$ 305,382

See accompanying notes to the financial statements.


Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Notes to Financial Statements

December 31, 2025


1. Organization

Boston Partners Securities, L.L.C. (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Boston Partners Global Investors, Inc. (the "Parent" or "Adviser"). The Parent is a registered investment adviser under the Securities and Exchange Commission ("SEC") Investment Advisers Act of 1940. The parent is a wholly-owned subsidiary of OCE US Holding, Inc., which is 100% owned by ORIX Corporation Europe N.V., based in the Netherlands, which is 100% owned by the ORIX Corporation, based in Japan. The Company was established as a limited purpose broker-dealer under the Securities Exchange Act of 1934 for the purpose of having registered sales representatives provide their services to the Parent. The Company is registered as a broker-dealer with the SEC in all 50 states, the District of Columbia and Puerto Rico and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company does not hold customer funds or safekeep customer securities. The Company is subject to regulation by the SEC, FINRA and the various state securities regulators. The Company is registered as an Exempt Market Dealer (EMD) with the Ontario Securities Commission "OSC" in Ontario, Canada. Exempt market securities are securities issued in Canada that fall under National Instrument 45-106 and are exempt from prospectus requirements.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

(b) Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statements

December 31, 2025

2. Summary of Significant Accounting Policies (continued)

(c) Cash

The Company's cash is held by JPMorgan Chase ("JPMorgan"). The Company holds one foreign currency cash account denominated in CAD (Canadian Dollar). The JPMorgan accounts include one interest bearing and one non-interest-bearing account. At December 31, 2025, there were no cash equivalents or restricted cash.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Adjustments arising from foreign currency transactions are reflected in the statement of operations within other expenses. The U.S. dollar ($) is the functional currency of the Company.

(e) Revenue Recognition

The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

In accordance with the placement agent agreement entered on January 29, 2025, effective January 1, 2024 between and among the Company, the Adviser and the funds managed by the Adviser, the Company serves as the placement agent for the purpose of distributing interests in these funds to investors. The Adviser has been identified as the Company's customer. In exchange for successfully introducing investors to the funds and maintaining investor relationships, the Company earns a placement fee. The Adviser will pay to the Company a placement fee (a "Fee") equal to 130% of the compensation and administrative costs incurred by the Company (the "cost-plus method"), excluding any direct costs incurred by the Company such as certain legal and regulatory costs. Placement fees paid to the Company are determined as soon as feasible following the determination of each quarter's sales commissions and administrative services costs incurred by the Company.

2. Summary of Significant Accounting Policies (continued)

(e) Revenue Recognition (continued)

Revenue is measured based on consideration specified in the placement agent agreement with the Adviser and the funds managed by the Adviser. The Company satisfies its performance obligation over time as the services are performed, including successfully introducing investors to the funds managed by the Adviser and maintaining investor relationships. Accordingly, the Company recognizes revenue over time as it satisfies its performance obligation.

(f) Sales Commissions

Sales commissions are comprised of discretionary quarterly sales commissions and discretionary annual commissions. Sales commissions are awarded to registered sales representatives based on commissionable capital flows into the funds managed by the Adviser and are accrued monthly commencing with the first month of the first calendar quarter following the funding of such commissionable capital flows. Discretionary annual commissions are accrued monthly and adjusted to the final amount upon approval by management at the end of each fiscal year.

(g) Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are expected to be realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure unrecognized tax benefits, the Company first determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured as the largest amount of tax benefit that is greater than 50 percent likely to be realized. Interest and/or penalties related to income taxes are recognized in income tax expense.

3. Related Party Transactions

The Company earns revenue based on a cost-plus 30% margin approach. The cost-plus revenue is calculated as 130% of the total Sales commissions and Administrative service costs and excludes any direct costs incurred by the Company, such as certain legal and regulatory costs. For the year ended December 31, 2025, revenue amounted to $4,416,836 and is recorded as placement fees in the statement of operations.

Pursuant to an amended Service Level and Expense Agreement ("Services Agreement") dated August 25, 2025 between the Company and its Parent, the Company has agreed to pay the Parent a monthly fee, which is updated no less than annually, as determined by the Parent's allocation methodology, for support services, including but not limited to, management assistance, financial, legal, compliance, human resources, accounting, information technology, data processing, the use of computer hardware and software, the use of office space, equipment and supplies, telecommunications and related services, which are provided by the Parent to the Company. For the year ended December 31, 2025, the Company incurred expenses of $600,158 pursuant to the Services Agreement. Such expenses are recorded as administrative services costs in the statement of operations.

Intercompany balances are settled on a net basis periodically and presented as receivable from Parent, in the statement of financial condition.

The intercompany receivable from Parent balance of $269,410 at December 31, 2025 consists of the following amounts:

Placement fees	387,575
Administrative services costs	(78,014)
Tax	(34,441)
Legal	(5,710)
	$ 269,410

As of December 31, 2025, the Company has an income tax payable of $34,441 to the Parent, which is included in receivable from Parent balance of $269,410.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Notes to Financial Statements

December 31, 2025

4. Risks and Uncertainties

Cash is held by one financial institution, JPMorgan. The total cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has cash balances with JPMorgan that exceeded the balance insured by the FDIC in the amount of $12,022,719. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by JPMorgan to be delayed or limited. The Company monitors its risk by monitoring the credit quality of JPMorgan and its subsidiaries.

5. Sales Commissions

Included in sales commissions are discretionary quarterly sales commissions and discretionary annual commissions for registered sales representatives. The Company does not directly employ any personnel; however, certain employees of the Parent are registered sales representatives of the Company for purposes of the sale and distribution of funds managed by the Adviser. For the fiscal year ended December 31, 2025, the Company accrued a total of $1,608,917 in discretionary annual commissions, which is also included as sales commissions payable on the statement of financial condition. The discretionary annual commissions were paid in January 2026 in the form of cash.

6. Income Taxes

The Company is a single-member limited liability company and, for income tax purposes, is disregarded as an entity separate from its owner, the Parent. Therefore, the results of the Company's operations are included in the Parent's federal, state and local income tax returns. The Parent does not file a standalone federal income tax return because it is a single member LLC that is also disregarded. The Parent is part of the OCE US Holding, Inc's consolidated federal income tax return. OCE US Holding, Inc. owns 100% of the Parent. The Parent files standalone state and local income tax returns in certain jurisdictions.

The Company has an accounting policy to recognize an allocated portion of the Parent's income taxes as if the Company were subject to tax. In determining the amount of income taxes allocated to the Company, a portion of the consolidated income taxes is calculated as if the Company were a separate income taxpayer. For the year ended December 31, 2025, the Parent allocated the total tax expense of $325,596 to the Company as included in Note 3.

6. Income Taxes (continued)

Income tax expense for the year ended December 31, 2025, consists of the following amounts:

	Current	Deferred	Total
Federal	$179,876	$ 899	$180,775
State and local	144,101	720	$144,821
Total income tax expense	$323,977	$ 1,619	$325,596

For the year ended December 31, 2025, the Company's domestic income before income taxes is $1,005,654. The Company does not have income from foreign sources and therefore does not have any foreign income tax.

Net deferred tax asset for the year ended December 31, 2025, consists of the following amounts:

Deferred tax assets before valuation allowance	$ 25,416
Less: valuation allowance	–
Total deferred tax assets	$ 25,416

The temporary differences, which give rise to the Company's deferred tax assets and liabilities, consisted of the following at December 31, 2025:

Deferred tax asset:	
Consulting fees	$ 27,790
Deferred tax liability:	
Consulting fees	$ (2,374)
Deferred tax asset, net	$ 25,416

During the year ended December 31, 2025, the Company determined that its deferred tax assets are more-likely-than-not realizable. As such, no valuation allowance has been recorded.

6. Income Taxes (continued)

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate for the year ended December 31, 2025, is as follows:

	Amount	Percent
U.S. Federal Statutory Tax rate	$ 211,187	21.00%
State and Local Taxes, Net of Federal Income tax effect:		
New York State (54.86% of state/local effect)	62,769	6.24%
Other state and local income taxes	51,640	5.14%
Effective Tax Rate	$ 325,596	32.38%

As of December 31, 2025, the Company determined that it has no unrecognized tax benefits, nor any accrued interest or penalties related to income taxes. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

The federal statute of limitations runs for 3 years after the tax return is filed. The earliest federal return that is subject to tax examination is 2022. As of December 31, 2025, the Parent is currently under examination by New York City for 2018-2020. The impact of the examination is not expected to be material.

7. Commitments and Contingencies

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial condition and the results of operations of the Company.

8. Regulatory Matters

The SEC, FINRA and Ontario Securities Commission ("OSC") adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. All broker-dealers have a self-regulatory organization (SRO) that is assigned by the SEC as the broker-dealer's designated examining authority ("DEA"). The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. Failure to comply with the SEC's requests in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2025, the Company had net capital of $10,329,009, which was $10,199,591 in excess of its minimum net capital requirement of $129,418 (6-2/3% of aggregate indebtedness). The Company's percentage of aggregate indebtedness to net capital is 18.79%.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

In connection with the Company's registration as an Exempt Market Dealer with the OSC, the Company is required to maintain a minimum capital of CAD $50,000 (USD $36,480) and is subject to a deductible of CAD $10,000 (USD $7,296) under the Company's insurance policy. At December 31, 2025, the Company's excess working capital was CAD $14,100,290 (USD $10,287,677).

10. Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash approximate fair value based on the on-demand nature of cash. Other financial assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivable from Parent, sales commissions payable and other liabilities, are reported at their contractual amounts, which approximate fair value.

11. Single Reportable Segment

The Company is engaged in a single line of business as a broker-dealer, which was established to serve as the placement agent for the purpose of distributing interests in funds managed by the Adviser. The Company has identified its CFO as the chief operating decision maker ("CODM"), who uses the financial metrics such as revenue or net profit to evaluate the results of the business predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from its Parent. Refer to Related Party Transactions (Note 3) for more details. Refer to the statement of operations for the segment revenue and significant expenses for the year ended December 31, 2025.

12. Subsequent Events

The Company has evaluated all subsequent events through February 26, 2026 and has determined that no subsequent events have occurred that would require adjustment to or disclosure in the financial statements or accompanying notes.

Supplemental Information

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2025

Total member's equity	$	10,733,803
Non-allowable assets:		
Receivable from Parent		269,410
Prepaid expenses and Deferred tax assets		132,939
Total non-allowable assets		402,349
Haircuts on foreign cash		2,445
Net capital	$	10,329,009
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $1,941,265 or $5,000)	$	129,418
Net capital in excess of minimum requirement	$	10,199,591
Aggregate indebtedness	$	1,941,265
Ratio of aggregate indebtedness to net capital		.1879 to 1

No material differences exist between the above computation of net capital and the computation of net capital as of December 31, 2025 included in Boston Partners Securities, L.L.C.'s corresponding unaudited Form X-17A-5 Part IIA filing on January 22, 2026.

See accompanying report of independent registered public accounting firm.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

The Company has filed an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Mutual fund retailer on a subscription basis; and (2) Private placement of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Schedule III – Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

The Company has filed an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Mutual fund retailer on a subscription basis; and (2) Private placement of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.